# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARFIGHTERS SPACE, INC., CIK 0001947016
CUSIP: 85529M104
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001
Address of issuer's principal executive offices: 505 Odyssey Way, Suite 203, Kennedy Space Center, Florida (FL), 32952
Date of event which requires filing of this statement: 12/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002101764

## Reporting persons
- Richard William Svetkoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,170,000; shared voting power 0; sole dispositive power 14,170,000; shared dispositive power 0; aggregate amount beneficially owned 14,170,000 (65.2% of the class)

## Item 1. Issuer
Name of issuer: STARFIGHTERS SPACE, INC.
Address of issuer's principal executive offices: 505 Odyssey Way, Suite 203, Kennedy Space Center, FLORIDA 32952

## Item 2. Person Filing
Name of person filing: Richard William Svetkoff
Address of principal business office or, if none, residence:
The Reporting Person's address is:

1608 North Jasmine Ave, Tarpon Springs, FL 34689
Citizenship: Mr. Svetkoff is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,170,000 Common Shares.
Percent of class: 65.2%, based on 21,716,897 Common Shares issued and outstanding as of December 12, 2025.
Sole power to vote or to direct the vote: 14,170,000 Common Shares
Shared power to vote or to direct the vote: 0 Common Shares
Sole power to dispose or to direct the disposition: 14,170,000 Common Shares
Shared power to dispose or to direct the disposition: 0 Common Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard William Svetkoff: /s/ Rick Svetkoff, President and CEO (01/20/2026)
Comment: /s/ Rick Svetkoff